06005180

SEC[illegible] [illegible]ISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairfield Heathcliff Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

919 Third Avenue, 11th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Lipton (212)319-6060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkow, Schechter & Company LLP
(Name – *if individual, state last, first, middle name*)

350 Bedford Street, (Address) Stamford, (City) CT (State) 06901 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Tucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairfield Heathcliff Capital LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director

Title

Notary Public

LUCILLE R. BENVENUTO
NOTARY PUBLIC
MY COMMISSION EXPIRES 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Fairfield Heathcliff Capital LLC

(Formerly Heathcliff Capital Corp.)

Year ended December 31, 2005

with Report and Supplementary Report of Independent Auditors

(Confidential Pursuant to Rule 17a-5(e)(3))

Fairfield Heathcliff Capital LLC
(Formerly Heathcliff Capital Corp.)

Financial Statements
and Supplemental Information

Year ended December 31, 2005

Contents

Report of Independent Auditors..1

Financial Statements

Statement of Financial Condition.. 2
Statement of Income 3
Statement of Changes in Member's Capital... 4
Statement of Cash Flows 5
Notes to Financial Statements..6-7

Supplemental Information

Computation of Net Capital Pursuant to Rule 15c3-1 9-10
Statement Regarding Rule 15c3-3 11

Supplementary Report

Supplementary Report of Independent Auditors on Internal Control 13-14

Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

Report of Independent Auditors

Fairfield Greenwich Ltd., Sole Member
Fairfield Heathcliff Capital LLC
(Formerly Heathcliff Capital Corp.)

We have audited the accompanying statement of financial condition of Fairfield Heathcliff Capital LLC (formerly Heathcliff Capital Corp.) (the "Company") as of December 31, 2005, and the related statements of income, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairfield Heathcliff Capital LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berkow, Schechter & Company LLP

Berkow, Schechter & Company LLP

February 24, 2006

FAIRFIELD HEATHCLIFF CAPITAL LLC
(FORMERLY HEATHCLIFF CAPITAL CORP.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
Cash and cash equivalents	$ 190,945
Accounts receivable	305,000
TOTAL ASSETS	$ 495,945
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Accrued expenses	$ 29,151
Salaries payable	305,000
Total Liabilities	334,151
Member's Capital:	
Member's capital	161,794
Total Member's Capital	161,794
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 495,945

See notes to financial statements

FAIRFIELD HEATHCLIFF CAPITAL LLC
(FORMERLY HEATHCLIFF CAPITAL CORP.)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:	
Placement fees	$ 2,163,585
Expenses:	
Salaries	$ 1,798,625
Commissions	116,348
Professional fees	85,598
Travel	48,341
Payroll taxes	39,737
Dues and subscriptions	15,412
Meals and entertainment	14,216
Telephone	5,032
Miscellaneous	4,837
Office expenses	2,184
Federal corp tax	1,757
Insurance	714
Total Expenses	2,132,801
Net Income	$ 30,784

See notes to financial statements

FAIRFIELD HEALTHCLIFF CAPITAL LLC
(FORMERLY HEATHCLIFF CAPITAL CORP.)
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2005

	Stockholders' Equity	Member's Capital
Balance at January 1, 2005	$ 106,334	$ -
Transfer of equity to member's capital	(106,334)	106,334
Transfer of due to affiliate to member's capital		24,676
Net income	-	30,784
Balance at December 31, 2005	$ -	161,794

See notes to financial statements

FAIRFIELD HEATHCLIFF CAPITAL LLC
(FORMERLY HEATHCLIFF CAPITAL CORP.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net Income	$ 30,784
Increase / (decrease) in cash due to change in:	
Accounts receivable	(168,735)
Prepaid taxes	12,550
Accrued expenses	18,267
Salaries payable	305,000
Profit-sharing plan payable	(33,793)
Placement fees payable	(11,663)
Net cash provided by operating activities	152,410
Net increase in cash and cash equivalents	152,410
Cash and cash equivalents - beginning of the year	38,535
Cash and cash equivalents - end of the year	$ 190,945

See notes to financial statements

Fairfield Heathcliff Capital LLC
(Formerly Heathcliff Capital Corp.)

Notes to Financial Statements

December 31, 2005

1. Organization

Nature of Business

On February 10, 2005, Fairfield Greenwich Limited ("FGL") purchased 100% of the stock of Heathcliff Capital Corp. The corporation, organized under laws of the state of Delaware, was then converted to Fairfield Heathcliff Capital LLC (the "Company"), a Delaware limited liability company. FGL is the sole member of the Company.

The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company engages in marketing of certain domestic private investment funds. The Company serves as a non-exclusive placement agent in Rule 506 Regulation D offerings. These offerings are primarily U.S. private investment funds and off-shore private investment funds placed in the U.S. in which Fairfield Greenwich Advisors, LLC ("FGA"), the Company's affiliate, is the general partner and FGL, the parent of both companies, acts as the placement agent.

2. Summary of Significant Accounting Policies

Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Accounts Receivable / Salaries Payable

All fees due the company at December 31, 2005 are due to its employees.

4. Accrued expenses

This balance consists of fees due to the Company's bookkeeper, compliance firm, and auditor.

5. Due to affiliate / Members' capital

At December 31, 2004, the company owed FGL $24,676 for expenses paid by FGL on behalf of Heathcliff Capital Corp. in the company's initial stages of business. The liability has been transferred to member's capital.

6. Profit Sharing Plan

FGA has adopted a cross-tested 401(k) profit sharing plan. Fairfield Heathcliff Capital LLC is an adopting employer of the plan effective for 2004, and therefore, its employees are covered under the plan. The employer has the discretion to match participants' 401(k) contributions and to contribute additional amounts on behalf of the participants. In 2005 the employer fully matched the 401(k) contributions and contributed 5% of the employees' wages. The expense was borne by FGA.

7. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-l) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1 (as defined).

At December 31, 2005 the Company had net capital of $161,794, which was $ 156,794 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 207%.

6. Related Party Transactions

As described in Note 1, Heathcliff Capital Corp. sold its stock to FGL. The stockholders of Heathcliff Capital Corp., Walter Noel and Jeffrey Tucker, are related parties to FGL. The purchase price was valued at arms length at book.

During 2005, the Company earned fees from certain investment vehicles in which Walter Noel, was a director of the investment vehicle as well.

The Company occupies space at FGL's premises rent free.

Certain FGA employees also provide services to the Company, but the Company has established policies that its records and systems will not be intermingled with those of FGL or FGA.

Supplemental Information

FAIRFIELD HEATHCLIFF CAPITAL LLC
(FORMERLY HEATHCLIFF CAPITAL CORP.)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

Total ownership equity	$ 161,794
Deduct ownership equity not allowable for Net Capital	-
Total ownership equity qualified for Net Capital	161,794
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of Net Capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated liabilities	$ 161,794
Deductions and/or charges:	
Total non-allowable assets included in Statement of Financial Condition	
Other deductions and /or charges	-
Total deductions and/or charges	-
Other additions and/or allowable credit	-
Net Capital before haircuts on securities positions	161,794
Haircuts on securities	-
Net Capital	$ 161,794

(continued)

See notes to financial statements

FAIRFIELD HEATHCLIFF CAPITAL LLC
(FORMERLY HEATHCLIFF CAPITAL CORP.)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 (continued)
DECEMBER 31, 2005

Computation of Basic Net Capital Requirement	
Net Capital	$ 161,794
Net Capital requirement (minimum requirement)	5,000
Excess Net Capital	$ 156,794
Computation of Aggregate Indebtedness	
Total Aggregate Indebtedness from the	
Statement of Financial Condition	334,151
Total Aggregate Indebtedness	$ 334,151
Percentage of Aggregate Indebtedness to Net Capital	207%

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2004):

Net Capital, as reported in Company's Part IIA (unaudited) Focus Report	$ 197,969
Transfer of due to affiliate to member's capital	33,825
Decrease in accounts receivable, net of salaries payable	(75,000)
Net Capital Per Above	$ 156,794

See notes to financial statements

Statement Regarding Rule 15c3-3

December 31, 2005

The Company has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Supplementary Report

Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5

The Member's
Fairfield Heathcliff Capital LLC
(Formerly Heathcliff Capital Corp.)

In planning and performing our audit of the financial statements and supplemental schedules of Fairfield Heathcliff Capital LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to meet the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berkow, Schechter & Company LLP

Berkow, Schechter & Company LLP

February 24, 2006